FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  November 15

/s/ Bradford Cooke

Bradford Cooke

President

Consolidated Financial Statements of

CANARC  RESOURCE  CORP.

(expressed in thousands of United States dollars)

Nine months ended September 30, 2004 and 2003

(Unaudited - Prepared by Management)

Notice to Readers of the Interim Unaudited Consolidated Financial Statements

For the Nine Months Ended September 30, 2004

The interim unaudited consolidated financial statements of Canarc Resource Corp. (the "Company") for the nine months ended September 30, 2004 ("Financial Statements") have been prepared by management and have not been reviewed by the Company's auditors.  The Financial Statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2003 which are available at the SEDAR website at www.sedar.com.  The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

(Unaudited - Prepared by Management)

September 30, 2004		December 31, 2003
(Unaudited)		(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$478	$1,902
Marketable securities (Note 3)	834	193
Receivables and prepaids	102	36
Due from related parties (Note 7)	11	31
	1,425	2,162
RESOURCE PROPERTIES (Note 4)	11,684	10,489
EQUIPMENT (Note 5)	227	231
	$13,336	$12,882

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$149	$338

NON-CONTROLLING INTEREST IN SUBSIDIARY	121	121

SHAREHOLDERS' EQUITY
Share capital (Note 6(a))	48,811	47,906
Contributed surplus (Note 6(b))	1,066	524
Deficit	(36,811)	(36,007)
	13,066	12,423
	$13,336	$12,882

Nature of operations (Note 1)
Commitments and contingencies (Note 4)
Subsequent events (Note 10)

Refer to the accompanying notes to the consolidated financial statements

Approved by the Directors

/s/

Bradford Cooke

/s/

Chris Theodoropoulos

Director

Director

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations and Deficit

(expressed in thousands of United States dollars, except per share amounts)

(Unaudited - Prepared by Management)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003

Revenue:
Investment and other income	$122	$23	$161	$134

Expenses:
Stock-based compensation (Note 6(b))	298	(36)	606	36
General and administrative	48	62	158	227
Salaries and benefits (Note 7)	46	-	158	-
Shareholder relations	40	54	132	123
Recovery of resource properties	8	-	(110)	-
Travel	16	29	32	29
Foreign exchange loss (gain)	(95)	-	(25)	-
Amortization	1	2	4	5
Corporate development	4	30	4	30
Write-down of marketable securities	4	8	4	19
Property investigations	-	-	-	5
	(370)	(149)	(963)	(474)

Loss for the period	(248)	(126)	(802)	(340)

Deficit, beginning of the period	(36,563)	(35,345)	(36,009)	(35,131)

Deficit, end of the period	$(36,811)	$(35,471)	$(36,811)	$(35,471)

Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Weighted average number of shares outstanding	57,148,665	49,257,851	55,209,455	48,594,350

Refer to the accompanying notes to the consolidated financial statements

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

(Unaudited - Prepared by Management)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003

Cash provided from (used for):

Operations:
Loss for the period	$(248)	$(126)	$(802)	$(340)
Items not involving cash:
Amortization	1	2	4	5
Stock-based compensation	298	(36)	606	36
Gain on disposition of marketable securities	(120)	(18)	(149)	(119)
Write-down of marketable securities	4	8	4	19
	(65)	(170)	(337)	(399)
Changes in non-cash working capital items:
Receivables and prepaids	(79)	(18)	(66)	(24)
Due to/from related parties	112	(7)	20	11
Accounts payable and accrued liabilities	89	28	(189)	26
	57	(167)	(572)	(386)

Financing:
Issuance of common shares	109	9	839	538

Investing:
Proceeds from disposition of marketable securities	210	(441)	260	303
Acquisition of marketable securities	(134)	800	(756)	(48)
Resource properties, net of recoveries	(386)	(227)	(1,195)	(515)
Purchase of equipment	-	-	-	(1)
	(310)	132	(1,691)	(261)

Decrease in cash and cash equivalents	(144)	(26)	(1,424)	(109)
Cash and cash equivalents, begin of period	622	132	1,902	215

Cash and cash equivalents, end of period	$478	$106	$478	$106

Supplemental disclosure with respect to cash flows (Note 9)

Refer to the accompanying notes to the consolidated financial statements

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine Months Ended September 30, 2004

(Unaudited - Prepared by Management)

1.

Nature of Operations

The Company is in the mineral exploration business and has not yet determined whether its resource properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for resource properties is dependent upon the existence of economically recoverable reserves in its resource properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company's interest in the underlying properties (Notes 4(e) and 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $36,811,000 at September 30, 2004.  Furthermore, the Company has working capital of $1,276,000 as at September 30, 2004, which is not sufficient to achieve the Company's planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

These interim consolidated financial statements are unaudited and have been prepared by management and have not been reviewed by the Company's auditors.

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned except for Sara Kreek Resource Corporation N.V., in which the Company holds an 80% interest, and Minera Aztec Silver Corporation, in which the Company holds a 63% interest.  All significant intercompany transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less.  Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities.

(c)

Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.  Share investments are carried at the lower of cost and quoted market value at the reporting date.  Short-term deposits and other short-term investments are carried at the lower of cost plus accrued interest and quoted market value.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine Months Ended September 30, 2004

(Unaudited - Prepared by Management)

2.

Significant Accounting Policies     (continued)

(d)

Resource properties:

All costs related to investments in resource properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

The amounts shown for resource properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)

Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 20% to 30% annually.  Amortization on equipment used directly on exploration projects is not charged against operations until the related property is in production.

(f)

Stock-based compensation plan:

Effective January 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA"), Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("HB 3870").  Under the new standard, stock options and other stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method.

On adoption of HB 3870, the Company elected to use the settlement method of accounting for stock options granted to employees, and to disclose the pro forma effect of accounting for these awards under the fair value method.  Effective January 1, 2003, in connection with amendments to HB 3870, the Company changed the method of application of its stock-based compensation accounting policy so as to measure all stock options granted at fair value and to recognize the compensation expense over the vesting period, with a corresponding credit to contributed surplus.  This change has been applied prospectively for options granted on or after January 31, 2003, as allowed under the transitional provisions of HB 3870.

(g)

Loss per share:

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the period.  The Company uses the treasury stock method for calculating diluted earnings per share.  However, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants would reduce the calculated loss per share.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine Months Ended September 30, 2004

(Unaudited - Prepared by Management)

2.

Significant Accounting Policies     (continued)

(h)

Foreign currency translation:

The Company uses the United States dollar as its reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

  Revenue and expense items at the rate of exchange in effect on the transaction date;

  Non-monetary assets and liabilities at historical exchange rates;  and

  Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

(i)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include recoverability of resource properties, amortization periods for equipment and valuation allowances for future income tax assets.  Actual results could differ from those estimates.

(j)

Fair value of financial instruments:

The fair values of the Company's cash and cash equivalents, receivables and prepaids, and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity.  The fair value of marketable securities is disclosed in Note 3.  It is not practicable to determine the fair value of amounts due to or from related parties due to their related party nature and the absence of a market for such instruments.

3.

Marketable Securities

September 30, 2004

Investment in share of companies, at cost	$919
Cumulative write-downs	(85)
834
Short-term investments	-
$834

The quoted market value of shares of companies is approximately $1,395,580 at September 30, 2004.

Investment in shares of companies includes shares of Endeavour Silver Corp. ("Endeavour"), a company which has directors and officers in common with the Company.  At September 30, 2004, these shares had a cost of $803,418, a carrying value of $803,418 and a quoted market value of approximately $1,353,160.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine Months Ended September 30, 2004

(Unaudited - Prepared by Management)

4.

Resource Properties

		September 30, 2004
	Acquisition	Exploration/
	Costs	Development	Total
British Columbia:
New Polaris (Note 4(a)(i))	$3,605	$338	$3,943
Eskay Creek (Note 4(a)(ii))	188	14	202

Costa Rica:
Bellavista (Note 4(b))	89	-	89

Suriname:
Sara Kreek (Note 4(c)(i))	1,567	1,717	3,284
Benzdorp (Note 4(c)(ii))	226	3,862	4,088

Mexico:
Dona Rica (Note 4(d)(i))	15	8	23
Mina la Patilla (Note 4(d)(ii))	2	12	14
Sonia II (Note 4(d)(iii))	10	19	29
Other	-	12	12

	$5,702	$5,982	$11,684

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs as at September 30, 2004 include a reclamation bond for CAD$249,000.

(ii)

Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation.  The property is subject to a 2% net smelter return in favour of a related company.

(b)

Bellavista, Costa Rica:

The Company owns a carried interest of up to 20.24% in this property, which is located near Miramar, Costa Rica.  A property agreement giving Glencairn Gold Corp. ("Glencairn") the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine Months Ended September 30, 2004

(Unaudited - Prepared by Management)

4.

Resource Properties     (continued)

(c)

Suriname:

(i)

Sara Kreek:

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession.  The Company may be required to issue an additional 200,000 shares to the vendor upon commencing commercial production of the underground deposits.

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company amended its option agreement.  Cash payments prior to commercial production were reduced to $150,000 and the period to incur exploration expenditures totalling $5,000,000 was extended to April 2005.  At December 31, 2003, the Company had earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest.  In February 2004, the property owner incorporated a company in Suriname to transfer the Benzdorp concessions, on behalf of the Company (40%) and the property owner (60%).

(d)

Mexico:

(i)

Dona Rica:

In July 2004, the Company's 63% owned subsidiary, Minera Aztec S.A. de C.V., entered into an option agreement to earn up to a 100% interest in the Dona Rica property by making cumulative cash payments of $495,000 over a four-year period subject to financing, of which $15,000 have been paid.

(ii)

Mina la Patilla:

In July 2004, the Company's 63% owned subsidiary, Minera Aztec S.A. de C.V., entered into an option agreement to earn up to a 100% interest in the Mina la Patilla property by making cumulative cash payments of $486,575 over a four-year period subject to financing, of which $1,575 have been paid.

(iii)

Sonia II:

In July 2004, the Company's 63% owned subsidiary, Minera Aztec S.A. de C.V., entered into an option agreement to earn up to a 100% interest in the Sonia II property by making cumulative cash payments of $250,000 over a four-year period subject to financing, of which $10,000 have been paid.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine Months Ended September 30, 2004

(Unaudited - Prepared by Management)

4.

Resource Properties     (continued)

(e)

Expenditure options:

To maintain the Company's interest and to fully exercise the options under various property agreements covering the properties located in British Columbia (Canada), Mexico and Suriname, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares

Benzdorp (Note 4(c)(ii)):
2004	$75	$-	-
2005 (i)	-	423	-
On commercial production (ii)	450	-	-

Sara Kreek (Note 4(c)(i)):
On commercial production	-	-	200,000

New Polaris (Note 4(a)(i)):
Net profit interest buyout	-	-	150,000

Mexico (Note 4(d)):
Dona Rica	480	-	-
Mina la Patilla	485	-	-
Sonia II	240	-	-

	$1,730	$423	350,000

(i)

Management fees of 10% are included in exploration expenditure commitments.

(ii)

Paid on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(f)

Resource properties contingencies:

The Company has diligently investigated rights of ownership of all of the resource properties/concessions to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property/concession in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine Months Ended September 30, 2004

(Unaudited - Prepared by Management)

5.

Equipment

		September 30, 2004
		Accumulated	Net Book
	Cost	Amortization	Value

Mining equipment	$177	$ -	$177
Vehicles	15	-	15
Office furniture and equipment	160	125	35

	$352	$125	$227

6.

Share Capital

(a)

Authorized and issued:

The Company's authorized share capital comprises of 100,000,000 common shares without par value.

The Company's issued share capital is as follows:

Number of Shares		Amount

Balance at December 31, 2003	53,058,448	$47,906
Issued:
Exercise of options	210,000	145
Exercise of warrants	4,090,000	760
Balance at September 30, 2004	57,358,448	$48,811

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date, except in the case of common shares issued on exercise of stock options and share appreciation rights under the Company's stock option plan, which include the fair value of related options or rights previously allocated to contributed surplus.

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 12,374,095 common shares, of which options for 5,699,000 common shares have been granted as at September 30, 2004.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.

At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine Months Ended September 30, 2004

(Unaudited - Prepared by Management)

6.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

The continuity of stock options for the nine months ended September 30, 2004 is as follows:

	September 30, 2004
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding, beginning of period	4,509,000	$0.47
Granted	1,400,000	$1.00
Exercised	(210,000)	$0.47
Outstanding, end of period	5,699,000	$0.56

Exercise price range (CAD$)$0.17 - $1.05

At September 30, 2004, options for 5,449,000 shares are exercisable and expire at various dates from March 27, 2005 to June 23, 2010, with a weighted average remaining life of 3.8 years.  Options for 250,000 shares with an exercise price of CAD$0.70 and an expiry date of September 7, 2009 are only exercisable if the market prices for the Company's shares close above CAD$1.25 per share on the Toronto Stock Exchange for 30 consecutive business days.

During the nine months ended September 30, 2004, the Company recognized stock-based compensation of $606,000 based on the fair value of options granted and vested during the period.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.  The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	February 2004	September 2004

Risk-free interest rate	3.26%	2.55% and 2.88%
Expected dividend yield	0.000000	0.000000
Expected stock price volatility	0.957500	95% and 92%
Expected option life in years	4	4 and 4.90

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine Months Ended September 30, 2004

(Unaudited - Prepared by Management)

6.

Share Capital     (continued)

(c)

Warrants:

At September 30, 2004, the Company had outstanding warrants to purchase an aggregate 2,348,750 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2003	Issued	Exercised	Expired	September 30, 2004

$0.20	May 17, 2004	3,000,000	-	(3,000,000)	-	-

$0.21	April 8, 2004	465,000	-	(465,000)	-	-

$0.50	September 10, 2004	625,000	-	(625,000)	-	-

$0.63	February 4, 2005	625,000	-	-	-	625,000

$1.25	November 13, 2005	133,750	-	-	-	133,750

$1.10	November 13, 2005	1,540,000	-	-	-	1,540,000

$1.25	December 30, 2005	50,000	-	-	-	50,000

		6,438,750	-	(4,090,000)	-	2,348,750

Each warrant entitles the holder to purchase one common share of the Company.

(d)

Shares reserved for issuance:

Number of Shares

Outstanding, September 30, 2004	57,358,448
Property agreements (Note 4(d))	350,000
Stock options (Note 6(b))	5,699,000
Warrants (Note 6(c))	2,348,750

Fully diluted, September 30, 2004	65,756,198

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine Months Ended September 30, 2004

(Unaudited - Prepared by Management)

7.

Related Party Transactions

At September 30, 2004, amounts due from related parties comprise of a balance owed from a company with certain common directors and officers.  The amounts were for reimbursement of costs in the normal course of business.  At September 30, 2004, the Company had a balance due from Endeavour of CAD$14,100.  For the nine months ended September 30, 2004, employee remunerations include salaries and director's fees of CAD$80,250 to a director, and CAD$18,500 in directors fees to other directors.  In April 2004, the Company participated in a private placement for 400,000 units of Endeavour at CAD$1.60 per unit;  each unit is comprised of one common share and one-half share purchase warrant;  each whole warrant is exercisable to acquire one common share at an exercise price of CAD$2.00 and has an expiry date of October 22, 2005.

8.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain resource properties as disclosed in Note 4 and $94,400 of mining equipment and vehicles which are located in Suriname.

9.

Supplemental Disclosure with respect to Cash Flows

September 30, 2004

Significant non-cash financing and investing activities:

Marketable securities received for resource property	$-
Settlement of accounts payable with marketable securities	-
Shares issued on exercise of share appreciation rights	-
Shares issued on exercise of stock option	64

Supplemental cash flow information:

Income taxes paid	$-
Interest paid	-

10.

Subsequent Events

In October 2004, the Company closed a non-brokered private placement for 750,000 flow-through common shares at CAD$0.65 per share for total proceeds of CAD$487,500.  A finder's fee of 60,000 non-flow through common shares was issued.

Canarc Resource Corp.

CORPORATE  INFORMATION

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Third Quarter Ended September 30, 2004

Preliminary Information

The following Management's Discussion and Analysis ("MD&A") of Canarc Resource Corp. (the "Company") should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and with the audited consolidated financial statements for the years ended December 31, 2003 and 2002, all of which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles ("CAD GAAP"), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of November 12, 2004 unless otherwise indicated.

Background

The Company is a Canadian resource company engaged in the acquisition, exploration and development of precious metal properties in Canada, Costa Rica, Mexico and Suriname.  The Company owns or holds, directly or indirectly, interests of between 20% to 100% in a total of five precious metal properties, which are known as the New Polaris and GNC properties in British Columbia, Canada, the Bellavista property in Costa Rica, and the Sara Kreek and Benzdorp properties in Suriname.  The Company also holds or has rights to increase its interests of up to 100% in certain mineral properties in Suriname.

The Company owns a 100% interest in the New Polaris property, which is located in the Atlin Mining Division, British Columbia, and is subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

The Company owns a 33⅓% carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation.  The property is subject to a 2% net smelter return in favour of a related company.

The Company owns up to a 20.24% carried interest in this property, which is located near Miramar, Costa Rica.  A property agreement giving Glencairn Gold Corp. the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession in a placer gold mine located in the Republic of Suriname.  The Company owns a 100% interest (subject to royalties) in the subsurface mineral rights and 80% interest (reverting to 50% after payback of the Company's investment) in the surface mineral rights.  The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.

In April 1996, the Company entered into an option agreement to earn up to an 80% interest in the Benzdorp property located in the Republic of Suriname by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company amended its option agreement.  Cash payments prior to commercial production were reduced to $300,000 and the period to incur exploration expenditures totalling $5,000,000 was extended to April 2005.  To December 31, 2003, the Company has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest.  In February 2004, the property owner incorporated a company in Suriname to transfer the Benzdorp concessions, on behalf of the Company (40%) and the property owner (60%).

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Third Quarter Ended September 30, 2004

(expressed in United States dollars)

Overall Performance

For the Company's exploration activities, there is no production, sales or inventory in the conventional sense.  The recoverability of costs capitalized to mineral properties and the Company's future financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  Many of the key factors are outside of the Company's control.  The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control such as the market value of the metals produced.  As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Company's mineral reserves, the estimation of such reserves is significant to the Company's position and results of operations.

Gold markets continued to show strength as the cumulative average increased from $310 per ounce in fiscal 2002 to $363 in fiscal 2003 and then to $404 for the 10 month period ended October 31, 2004.  Peaks in gold prices were prevalent especially in early 2004 when prices hit a high of $425 and then settled in the $400 level by mid 2004 and then reached a high of $434 in early November 2004.

Most of the Company's exploration efforts in fiscal 2004 were focused on the Phase 2 drilling program for the Benzdorp property which continued into the third quarter of fiscal 2004 and continues to confirm porphyry-gold mineralization at the JQA prospect.  The primary target at JQA is a 500 metre by 500 metre zone continuously mineralized on surface and averaging about 0.60 grams per tonne of gold in five large bulldozer trenches and 12 shallow drill holes.  The target is a bulk tonnage, low grade, open pittable gold-copper porphyry deposit that could be profitably mined due to economies of scale.  Economically significant gold values start at surface and are intersected over substantial widths in saprolite and bedrock.  To date, less than 20% of the JQA prospect surface has been tested by deep drilling.  The deep drilling program for the JQA prospect also intersected significant copper values within the zone of mineralization.  These copper intersections are hosted by quartz stockworks confirming the porphyry nature of gold-copper mineralization at the JQA prospect.  The JQA prospect is just one of the twelve gold prospect areas identified by the Company along the easternmost 10% of the 138,000 hectare Benzdorp property.

For the New Polaris property, a scoping study is still planned for the 1.3 million ounce, high grade gold deposit, with emphasis on a detailing modeling of an initial 650,000 ounce resource which is to be compliant with National Instrument 43-101.  The drilling program in late fiscal 2003 successfully intersected high grade gold veins at depth.  An equity financing of CAD$487,500 from a private placement in October 2004 provided the funding needed to proceed with the Phase 1 in-fill drilling program in late October 2004.  The drilling program consists of 9,000 feet of core drilling in 10 drill holes at 100 foot centers in the C veins.  Mobilizing the Phase 1 drilling program will give the Company more flexibility to continue with a Phase 2 in-fill drilling program in fiscal 2005, subject to further financing.  The in-fill drilling program will focus on blocking out proven and probable reserves in the top 1,200 feet of the C veins, and previous drill holes have returned consistently high gold grades over mineable widths down to 2,200 feet open at depth.

In July 2004, the Company's 63% owned subsidiary, Minera Aztec S.A. de C.V., entered into three option agreements to acquire up to a 100% interest in three properties in Mexico.  Cumulative cash payments for the three properties totalling CAD$1,231,575 are to be paid over a four year period subject to financing, of which $26,575 have been paid.

Results of Operations

Third Quarter of 2004 - Nine months ended September 30, 2004 compared with September 30, 2003

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Third Quarter Ended September 30, 2004

(expressed in United States dollars)

The higher net loss for the nine months ended September 30, 2004 relative to the same period in 2003 was primarily attributable to stock-based compensation wherein the Company granted 600,000 stock options in February 2004 and 800,000 stock options in September 2004.  General and administrative expenses and salaries continue to account for a significant portion of operating expenses, reflecting the addition of staff and other ancillary functions to support the more active corporate and financing activities and exploration and drilling programs of the Company for the New Polaris property in British Columbia and for the Benzdorp property in Suriname in 2003 which continued into 2004.  A foreign exchange gain was recognized in the third quarter of fiscal 2004 as the United States dollar depreciated during the nine months ended September 30, 2004, given that certain accounts of the Company are maintained in Canadian dollars which would conversely appreciate relative to the U.S. dollar.

As at September 30, 2004, the Company has resource properties which are comprised of the following:

		September 30, 2004
(in $000s)	Acquisition	Exploration/
	Costs	Development	Total
British Columbia:
New Polaris	$3,605	$338	$3,943
Eskay Creek	188	14	202

Costa Rica:
Bellavista	89	-	89

Suriname:
Sara Kreek	1,567	1,717	3,284
Benzdorp	226	3,862	4,088

Mexico:
Dona Rica	15	8	23
Mina la Patilla	2	12	14
Sonia II	10	19	29
Other	-	12	12

	$5,702	$5,982	$11,684

At September 30, 2004, to maintain the Company's interest and to fully exercise the options under various property agreements covering the properties located in British Columbia (Canada), Mexico and Suriname, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

Canarc Resource Corp.

CANARC RESOURCE CORP. Management's Discussion and Analysis For the Third Quarter Ended September 30, 2004 (expressed in United States dollars)
		Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares
	(in $000s)	(in $000s)
Benzdorp:
2004	$75	$ -	-
2005 (i)	-	423	-
On commercial production (ii)	450	-	-

Sara Kreek:
On commercial production	-	-	200,000

New Polaris:
Net profit interest buyout	-	-	150,000

Mexico:
Dona Rica	480	-	-
Mina la Patilla	485	-	-
Sonia II	240	-	-

	$1,730	$423	350,000

(i)

Management fees of 10% are included in exploration expenditure commitments.

(ii)

Paid on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

Summary of Quarterly Results

The following table provides selected financial information of the Company for each of the last eight quarters ending at the end of the most recently completed quarter, September 30, 2004:

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Third Quarter Ended September 30, 2004

(expressed in United States dollars)

Liquidity and Capital Resources

The Company is in the development stage and has not yet determined whether its resource properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for resource properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production.  The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies.  Since its incorporation in 1987, the Company has endeavored to secure valuable mineral properties that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects.  To that end, the Company has expended its funds on mineral properties that it believes has the potential to achieve cash flow within a reasonable time frame.  As a result, the Company has incurred losses during each of its fiscal years since incorporation.  This result is typical of smaller mining companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of the Company's liquidity:

	September 30,	December 31,	September 30,
(in $000s)	2004	2003	2003

Cash and cash equivalents	$478	$1,902	$106
Working capital	$1,276	$1,824	$344

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Third Quarter Ended September 30, 2004

(expressed in United States dollars)

The Company has significantly more cash and cash equivalents and working capital at September 30, 2004 than at September 30, 2003.  This was largely attributable to the Company completing four private placements in 2003 which raised equity financing of CAD$3,789,500 of which $3,139,500 was completed in the last quarter of fiscal 2003.

The Company did not raise any equity financing in the third quarter ended September 30, 2004, but it did receive the annual $117,750 cash payments from its partner on the Bellavista project in Costa Rica in January 2004, and proceeds of CAD$98,400 from the exercise of options and CAD$1,010,150 from the exercise of warrants.

The Company's Phase 2 drilling program for the Benzdorp property and ongoing operating expenses reduced its cash resources and its working capital at September 30, 2004 relative to December 31, 2003 year end.  For the nine months ended September 30, 2004, further expenditures of $1,067,000 were incurred for the Benzdorp property.  The quoted market value of the Company's marketable securities increased from $564,553 at December 31, 2003 to $1,395,580 at September 30, 2004.

The Company has entered into a number of option agreements for resource properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements.  Under the section, Results of Operations, further details of contractual obligations are provided as at September 30, 2004.  The Company will continue to rely upon equity financing as its principal source of financing its projects.

Off-Balance Sheet Arrangements

At the discretion of the Board, certain option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

Transactions with Related Parties

At September 30, 2004, amounts due from related parties comprise of a balance owed from a company with certain common directors and officers.  The amounts were for reimbursement of costs in the normal course of business.  At September 30, 2004, the Company had a balance due from Endeavour Silver Corp., a company with certain common directors, ("Endeavour") of CAD$14,100.  For the nine months ended September 30, 2004, employee remunerations include salaries and director's fees of CAD$80,250 to a director, and CAD$18,500 in directors fees to other directors.  In April 2004, the Company participated in a private placement for 400,000 units of Endeavour at CAD$1.60 per unit;  each unit is comprised of one common share and one-half share purchase warrant;  each whole warrant is exercisable to acquire one common share at an exercise price of CAD$2.00 and has an expiry date of October 22, 2005.

Outstanding Share Data

The Company's authorized share capital comprises 100,000,000 common shares without par value.

Changes in the Company's share capital for the nine months ended September 30, 2004 are as follows:

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Third Quarter Ended September 30, 2004

(expressed in United States dollars)

Outlook

Although it currently has sufficient capital to satisfy existing operating and administrative expenses in the short term, the Company will continue to depend upon equity capital to finance its existing projects.  There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.  The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of bodies of commercial ore.  The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grade of ore mined, fluctuating mineral markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  No assurance can be given that funds required for development can be obtained on a timely basis.  The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession.  There can be no guarantee that such a concession will be granted.

Financing Risks

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Third Quarter Ended September 30, 2004

(expressed in United States dollars)

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral properties.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs.  The development of the Company's properties may therefore depend on the Company's joint venture partners and on the Company's ability to obtain additional required financing.  There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein.  The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited.  Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions.  Material changes in mineralized tonnages, grades, stripping ratios or recovery rates may affect the economic viability of projects.  The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations.  The presence of clay in the mineralized material may adversely affect the economic recovery of gold from the mining operations planned at properties in Suriname.  The refractory nature of gold mineralization at New Polaris may adversely affect the economic recovery of gold from mining operations.

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens.  The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values.  There is no assurance that the prices of gold and other precious and base metals will be such that the Company's properties can be mined at a profit.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Third Quarter Ended September 30, 2004

(expressed in United States dollars)

Title Matters

There is no assurance given by the Company that it owns legal title to its mineral properties.

The acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to any of the Company's mining concessions may come under dispute.  While the Company has diligently investigated title considerations to its mineral properties, in certain circumstances, the Company has only relied upon representations of property partners and government agencies.  There is no guarantee of title to any of the Company's properties.  The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects.  In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company's properties are located.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company's directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  The interests of these companies may differ from time to time.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons.  The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Third Quarter Ended September 30, 2004

(expressed in United States dollars)

development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Foreign Countries and Regulatory Requirements

Many of the Company's properties are located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business.  Such changes have, in the past, included nationalization of foreign owned businesses and properties.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety.  These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral properties.

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts.  The majority of the Company's property and related contracts are denominated in U.S. dollars.  The Company's operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results.  In addition future contracts may not be denominated in U.S. dollars and may expose the Company to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results.  In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada.  Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company's future profitability or ability to pay dividends.

Third Party Reliance

The Company's rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties.  As a result, the Company may have no direct contractual relationship with the underlying property holder.

Canarc Resource Corp.